SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Solutions’ Implementation Expanded by Denver Regional Transport District(RTD) to Secure Mass Transit System, Dated April 11, 2012

99.2
Press Release: NICE To Participate In Two Customer Experience Events: As a Sponsor andPresenter at Frost & Sullivan Executive MindXchange 2012 and as a Sponsor and Panel Moderator at the Argyle’s Customer Care Leadership Forum 2012 in New York, Dated April 17, 2012

99.3	Press Release: NICE Opens New Practice Dedicated to Dodd-Frank Act and is Working with Leading Financial Services Firms to Address its Requirements, Dated April 19, 2012

99.4	Press Release: Alliance Data and NICE Receive Ventana Research 2011 Operational Leadership Award, Recognizing Success in Business and Technology, Dated April 23, 2012

99.5	Press Release: NICE Announces Finalists for 2012 Customer Excellence Awards to be Awarded at NICE’s Global Customer Conference, Interactions 2012, Dated April 24, 2012

99.6	Press Release: NICE Actimize Announces Hedge Fund Trading Compliance Solution, Dated April 30, 2012

99.7	Press Release: NICE’s New Banking Module Selected by Bank Mizrahi Tefahot to Secure its Branches and ATMs for Ensuring Regulatory Compliance, Dated April 30, 2012

99.8	Press Release: NICE Launches Mobile Reach – Redefines Customer Service Experience For Smart Mobile Devices, Dated April 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel
Dated: May 1, 2012

EXHIBIT INDEX

99.1	Press Release: NICE Solutions’ Implementation Expanded by Denver Regional Transport District(RTD) to Secure Mass Transit System, Dated April 11, 2012

99.2
Press Release: NICE To Participate In Two Customer Experience Events: As a Sponsor andPresenter at Frost & Sullivan Executive MindXchange 2012 and as a Sponsor and Panel Moderator at the Argyle’s Customer Care Leadership Forum 2012 in New York, Dated April 17, 2012

99.3	Press Release: NICE Opens New Practice Dedicated to Dodd-Frank Act and is Working with Leading Financial Services Firms to Address its Requirements, Dated April19, 2012

99.4	Press Release: Alliance Data and NICE Receive Ventana Research 2011 Operational Leadership Award, Recognizing Success in Business and Technology, Dated April 23, 2012

99.5	Press Release: NICE Announces Finalists for 2012 Customer Excellence Awards to be Awarded at NICE’s Global Customer Conference, Interactions 2012, Dated April 24, 2012

99.6	Press Release: NICE Actimize Announces Hedge Fund Trading Compliance Solution, Dated April 30, 2012

99.7	Press Release: NICE’s New Banking Module Selected by Bank Mizrahi Tefahot to Secure its Branches and ATMs for Ensuring Regulatory Compliance, Dated April 30, 2012

99.8	Press Release: NICE Launches Mobile Reach – Redefines Customer Service Experience For Smart Mobile Devices, Dated April 30, 2012